EXHIBIT 11 – COMPUTATION OF INCOME (LOSS) PER SHARE

(In thousands, except per share data)	Three Months Ended
	March 31,
	2016	2015
NUMERATOR:
Net income (loss) attributable to the Company – common shares	$140,100	$(33,518)
Net income (loss) attributable to the Company per common share – basic and diluted	$140,100	$(33,518)

DENOMINATOR:
Weighted average common shares outstanding – basic	359,915	359,093
Effect of dilutive securities:
Stock options and restricted stock (1)	989	-
Weighted average common shares outstanding – diluted	360,904	359,093

Net income (loss) attributable to the Company per common share:
Basic	$0.39	$(0.09)
Diluted	$0.39	$(0.09)

(1)

Equity awards of 6.1 million and 7.9 million outstanding for the three months ended March 31, 2016 and 2015, respectively, were not included in the computation of diluted earnings per share because to do so would have been antidilutive.